Exhibit 1 First Quarter 2024 Earnings Webcast April 25, 2024

02 About projections and forward-looking statements Additional information about Vista Energy, S.A.B. de C.V., a sociedad anónima bursátil de capital variable organized under the laws of Mexico (the“Company” or“Vista”) can be found in the“Investors” section on the website at www.vistaenergy.com. This presentation does not constitute an offer to sell or the solicitation of any offer to buy any securities of the Company, in any jurisdiction. Securities may not be offered or sold in the United States absent registration with the U.S. Securities Exchange Commission(“SEC”), the Mexican National Securities Registry held by the Mexican National Banking and Securities Commission(“CNBV”) or an exemption from such registrations. This presentation does not contain all theCompany’s financial information. As a result, investors should read this presentation in conjunction with theCompany’s consolidated financial statements and other financial information available on theCompany’s website. All the amounts contained herein are unaudited. Rounding amounts and percentages: Certain amounts and percentages included in this presentation have been rounded for ease of presentation. Percentage figures included in this presentation have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this presentation may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this presentation may not sum due to rounding. This presentation contains certain metrics that do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar measures used by other companies. Such metrics have been included herein to provide readers with additional measures to evaluate theCompany’s performance; however, such measures are not reliable indicators of the future performance of the Company and future performance may not compare to the performance in previous periods. No reliance may be placed for any purpose whatsoever on the information contained in this document or on its completeness. Certain information contained in this presentation has been obtained from published sources, which may not have been independently verified or audited. No representation or warranty, express or implied, is given or will be given by or on behalf of the Company, or any of its affiliates (within the meaning of Rule 405 under the Act,“Affiliates”), members, directors, officers or employees or any other person (the“RelatedParties”) as to the accuracy, completeness or fairness of the information or opinions contained in this presentation or any other material discussed verbally, and any reliance you place on them will be at your sole risk. Any opinions presented herein are based on general information gathered at the time of writing and are subject to change without notice. In addition, no responsibility, obligation or liability (whether direct or indirect, in contract, tort or otherwise) is or will be accepted by the Company or any of its Related Parties in relation to such information or opinions or any other matter in connection with this presentation or its contents or otherwise arising in connection therewith. This presentation also includes certain non-IFRS (International Financial Reporting Standards) financial measures which have not been subject to a financial audit for any period. The information and opinions contained in this presentation are provided as at the date of this presentation and are subject to verification, completion and change without notice. This presentation includes“forward-lookingstatements” concerning the future. The words such as“believes,”“thinks,”“forecasts,”“expects,”“anticipates,”“intends,”“should,”“seeks,”“estimates,”“future” or similar expressions are included with the intention of identifying statements about the future. For the avoidance of doubt, any projection, guidance or similar estimation about the future or future results, performance or achievements is a forward-looking statement. Although the assumptions and estimates on which forward-looking statements are based are believed by our management to be reasonable and based on the best currently available information, such forward-looking statements are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. There will be differences between actual and projected results, and actual results may be materially greater or materially less than those contained in the projections. Projections related to production results as well as costs estimations– includingVista’s anticipated performance and guidance for 2024 included in this presentation– are based on information as of the date of this presentation and reflect numerous assumptions including assumptions with respect to type curves for new well designs and certain frac spacing expectations, all of which are difficult to predict and many of which are beyond our control and remain subject to several risks and uncertainties. The inclusion of the projected financial information in this document should not be regarded as an indication that we or our management considered or consider the projections to be a reliable prediction of future events. As such, no representation can be made as to the attainability of projections, guidances or other estimations of future results, performance or achievements. We have not warranted the accuracy, reliability, appropriateness or completeness of the projections to anyone. Neither our management nor any of our representatives has made or makes any representation to any person regarding our future performance compared to the information contained in the projections, and none of them intends to or undertakes any obligation to update or otherwise revise the projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events in the event that any or all of the assumptions underlying the projections are shown to be in error. We may or may not refer back to these projections in our future periodic reports filed under the Exchange Act. These expectations and projections are subject to significant known and unknown risks and uncertainties which may cause our actual results, performance or achievements, or industry results, to be materially different from any expected or projected results, performance or achievements expressed or implied by such forward-looking statements. Many important factors could cause our actual results, performance or achievements to differ materially from those expressed or implied in our forward looking statements, including, among other things uncertainties relating to future government concessions and exploration permits; adverse outcomes in litigation that may arise in the future; general political, economic, social, demographic and business conditions in Argentina, Mexico and in other countries in which we operate; the impact of political developments and uncertainties relating to political and economic conditions in Argentina, including the policies of the newly elected government in Argentina; significant economic or political developments in Mexico and the United States; uncertainties relating to the upcoming Mexican presidential and congressional elections in June 2024; changes in law, rules, regulations and interpretations and enforcements thereto applicable to the Argentine and Mexican energy sectors and throughout Latin America, including changes to the regulatory environment in which we operate and changes to programs established to promote investments in the energy industry; any unexpected increases in financing costs or an inability to obtain financing and/or additional capital pursuant to attractive terms; any changes in the capital markets in general that may affect the policies or attitude in Argentina and/or Mexico, and/or Argentine and Mexican companies with respect to financings extended to or investments made in Argentina and Mexico or Argentine and Mexican companies; fines or other penalties and claims by the authorities and/or customers; any future restrictions on the ability to exchange Mexican or Argentine Pesos into foreign currencies or to transfer funds abroad; the revocation or amendment of our respective concession agreements by the granting authority; our ability to implement our capital expenditures plans or business strategy, including our ability to obtain financing when necessary and on reasonable terms; government intervention, including measures that result in changes to the Argentine and Mexican, labor markets, exchange markets or tax systems; continued and/or higher rates of inflation and fluctuations in exchange rates, including the devaluation of the Mexican Peso or Argentine Peso; any force majeure events, or fluctuations or reductions in the value of Argentine public debt; changes to the demand for energy; the effects of a pandemic or epidemic and any subsequent mandatory regulatory restrictions or containment measures; environmental, health and safety regulations and industry standards that are becoming more stringent; energy markets, including the timing and extent of changes and volatility in commodity prices, and the impact of any protracted or material reduction in oil prices from historical averages; our relationship with our employees and our ability to retain key members of our senior management and key technical employees; the ability of our directors and officers to identify an adequate number of potential acquisition opportunities; our expectations with respect to the performance of our recently acquired businesses; our expectations for future production, costs and crude oil prices used in our projections; uncertainties inherent in making estimates of our oil and gas reserves, including recently discovered oil and gas reserves; increased market competition in the energy sectors in Argentina and Mexico; potential changes in regulation and free trade agreements as a result of U. S., Mexican or other Latin American political conditions; environmental regulations and internal policies to achieve global climate targets; and the ongoing conflict involving Russia and Ukraine; and more recently, the Israel-Hamas conflict. Forward looking statements speak only as of the date on which they were made, and we undertake no obligation to release publicly any updates or revisions to any forward-looking statements contained herein because of new information, future events or other factors. In light of these limitations, undue reliance should not be placed on forward looking statements contained in this presentation. Further information concerning risks and uncertainties associated with these forward-looking statements andVista’s business can be found inVista’s public disclosures filed on EDGAR(www.sec.gov) or at the web page of the Mexican Stock Exchange (www.bmv.com.mx). You should not take any statement regarding past trends or activities as a representation that the trends or activities will continue in the future. Accordingly, you should not put undue reliance on these statements. This presentation is not intended to constitute and should not be construed as investment advice. Other Information. Vista routinely posts important information for investors in the Investor Relations support section on its website, www.vistaenergy.com. From time to time, Vista may use its website as a channel of distribution of material information. Accordingly, investors should monitorVista’s Investor Relations website, in addition to followingVista’s press releases, SEC filings, public conference calls and webcasts.

03 Robust operational and financial performance during the quarter Q1 2024 HIGHLIGHTS (1) (3) (4) Production Revenues Lifting Cost Oil Production CAPEX 55.0 Mboe/d 317 $MM 4.3 $/boe 47.3 Mbbl/d 242 $MM (2) (2) 14% y-o-y pro forma 15% y-o-y pro forma Flat y-o-y (33)% y-o-y 50% y-o-y 5% y-o-y 7% y-o-y (5) (6) (7) (8) (9) Adj. EBITDA Adj. Net Income Adj. EPS Free Cash Flow Net Leverage Ratio 221 $MM 47.4 $MM 0.5 $/sh 0.58x (84) $MM 8% y-o-y (34)% y-o-y (38)% y-o-y 58% y-o-y (1) Includes natural gas liquids (NGL) and excludes flared gas, injected gas and gas consumed in operations expenses + Gain related to the transfer of conventional assets + Other non-cash costs related to the transfer of (2) Pro forma production reflects production net of assets transferred to Aconcagua on March 1, 2023 (shows production as conventional assets + Impairment (reversal) of long-lived assets if the transaction had occurred on March 1, 2022) (6) Adjusted net income/loss = Profit for the year, net + Deferred income tax + Changes in fair value of warrants + Gain (3) Lifting cost includes production, transportation, treatment and field support services; excludes crude oil stock related to the transfer of conventional assets + Other non-cash costs related to the transfer of conventional assets + fluctuations, depreciation, depletion and amortization, royalties and others, selling expenses, exploration expenses, impairment (reversal) of long-lived assets general and administrative expenses and Other non-cash costs related to the transfer of conventional assets (7) Adj. EPS = Adj. Net Income divided by weighted average number of ordinary shares (4) Property, plant and equipment additions (8) Free cash flow = Operating activities cash flow + Investing activities cash flow (5) Adj. EBITDA = Profit for the year, net + Income tax (expense) / benefit + Financial income (expense), net + Depreciation, (9) Net leverage ratio = LTM Adj. EBITDA / Net debt depletion and amortization + Transaction costs related to business combinations + Restructuring and reorganization

04

Y-o-y production growth driven by solid performance in Vaca Muerta

TOTAL PRODUCTION [1] [2]


Mboe/d
+14%
52.2
48.5
56.4
55.0
Q1-23
Q4-23
Q1-24

OIL PRODUCTION [2]


Mbbl/d
+15%
44.0
41.1
48.5
47.3
Q1-23
Q4-23
Q1-24

NATURAL GAS PRODUCTION [2]


MMm3/d
+8%
1.23
1.11
1.19
1.20
Q1-23
Q4-23
Q1-24

Production from transferred assets [3] Pro forma [4] Actuals

- Expected sequential production growth in Q2-24 driven by tie-in of 11 new wells in Bajada del Palo Oeste during the second half of Q1-24

(1) Includes oil, gas and LPG production. LPG production in Q1 2024 totaled 212 boe/d, compared to 409 boe/d in Q4 2023 and 407 boe/d in Q1 2023
(2) Excluding the pro forma adjustment, total production increased 5%, oil production increased 7% and gas production decreased 3%, in all cases comparing Q1-24 to Q1-23
(3) Includes Entre Lomas, Jarilla Quemada, Charco del Palenque, Jagüel de los Machos and 25 de Mayo-Medanito SE concessions transferred to Aconcagua, effective as of March 1, 2023. Since that date Vista remains entitled to 40% of crude oil and natural gas production and reserves, and 100% of LPG and condensates production, of such concessions
(4) Pro forma production reflects production net of assets transferred to Aconcagua on March 1, 2023 (shows production as if the transaction had occurred on March 1, 2022)

VISTA
ENERGY FOR TOMORROW

05

Accelerating development hub drilling program

DEVELOPMENT HUB Q1-24 PROGRESS



Aguada Federal
35
30
26
20
40
24
22
Bajada del Palo Este
Bajada del Palo Oeste
23
Coirón Amargo Norte
2019-2023 tie-ins
2024 YTD tie-ins

PAD NAME	NUMBER OF WELLS	UPDATE
BPO-22	3	tied-in in mid-February
BPO-23	5	Finished drilling and completing during the quarter, and tied-in in March
BPO-24	3	Finished drilling and completing during the quarter, and tied-in in March

ACCELERATING CAPEX TO BOOST 2024 EXIT RATE

3 rigs

Contracted a third high-spec drilling rig

4-8 wells

Planning to deliver 4 to 8 additional new well tie-ins in Q4-24

+85 Mboe/d

Upgrades Q4-24 production to +85 Mboe/d, leaving us well-placed to deliver on 2024 guidance and a positive review of 2025 guidance (1)

TOTAL PRODUCTION



Mboe/d
~55%
Currently producing 62 Mboe/d
55.0
+85
Q1-24A
Q2-24F
Q3-24F
Q4-24F

(1) 2025 production guidance of 85 Mboe/d, presented in our 2023 Investor Day

VISTA ENERGY FOR TOMORROW

06 Solid improvement in realized oil prices (1) REVENUES AVERAGE CRUDE OIL PRICE AVERAGE NATURAL GAS PRICE $MM $/bbl $/MMBtu 2.4 2.0 1.6 +6% (40)% 70.3 67.8 4.7 66.6 317.2 317.4 309.2 2.8 2.2 60% 52% 41% Q1-23 Q4-23 Q1-24 Q1-23 Q4-23 Q1-24 Q1-23 Q4-23 Q1-24 Total revenues % of export in total revenues Oil exports (MMbbl) (2) ▪ Flat revenues reflect changes in oil ▪ Realized oil prices of 69.3 $/bbl▪ Decrease in industrial gas prices inventory (0.14 MMbbl build-up in in the domestic market and from 3.0 $/MMBtu in Q1 2023 to (3) Q1-24 v. 0.24 MMbbl reduction in 74.0 $/bbl in the export market 1.2 $/MMBtu in Q1 2024 Q1-23) ▪ 57% of oil sales volumes sold at ▪ Increased export volumes to 19% export parity prices of total gas sales at a realized price of 6.9 $/MMBtu, driving sequential price improvement (1) Revenues include export duties: 14.0 $MM in Q1-23, 12.4 $MM in Q4-23 and 9.6 $MM Q1-24 (2) Does not include trucking transportation cost from sales point to refinery. Total realized oil price net of this cost is 68.0 $/bbl in Q1-24 (3) Net of export tax. Export price before export tax was 80.1 $/bbl in Q1-24

07

Consolidated new operating model

LIFTING COST [1]


$MM
(28)%
30.1
22.3
21.6
Q1-23
Q4-23
Q1-24

LIFTING COST PER BOE [1][2]


$/boe
(33)%
6.4
4.3
4.3
52.2
56.4
55.0
Q1-23
Q4-23
Q1-24
Lifting cost per boe
Total production (Mboe/d)

- Maintained lifting cost at 4.3 $/boe, reflecting the consolidation of our cost structure following the transfer of the conventional assets and full focus on shale oil operations

(1) Lifting cost includes production, transportation, treatment and field support services; excludes crude oil stock fluctuations, depreciation, depletion and amortization, royalties and others, selling expenses, exploration expenses, general and administrative expenses and Other non-cash costs related to the transfer of conventional assets

(2) Lifting cost is shown as Operating costs in our Income Statement. Lifting cost per boe = Operating costs / Total production. Lifting cost for Q1-24 (4.3 $/boe) = Operating costs (21.6 $MM) / Total production (5.0 MMboe)

VISTA
ENERGY FOR TOMORROW

08

Continued to deliver strong margins

ADJ. EBITDA [(1)]


$MM
+8%
204.4
288.1
220.6
Q1-23
Q4-23
Q1-24

ADJ. EBITDA MARGIN [(2)]


%
+4pp
64%
73%
68%
66.6
67.8
70.3
Q1-23
Q4-23
Q1-24
Adj. EBITDA margin
Realized crude oil price ($/bbl)

NETBACK [(3)]


$/boe
+1%
43.5
55.6
44.0
Q1-23
Q4-23
Q1-24

- Interannual increase in Adj. EBITDA mainly driven by lower lifting cost
- Q1-24 Adj. EBITDA includes 7 $MM, accounted for as Other operating income, corresponding to the repatriation of 20% of export proceeds at the blue-chip swap FX, compared to 81 $MM in Q4-23

(1) Adj. EBITDA = Profit for the year, net + Income tax (expense) / benefit + Financial income (expense), net + Depreciation, depletion and amortization + Transaction costs related to business combinations + Restructuring and reorganization expenses + Gain related to the transfer of conventional assets + Other non-cash costs related to the transfer of conventional assets + Impairment (reversal) of long-lived assets
(2) Adj. EBITDA Margin = Adj. EBITDA / (Total Revenues + Gain from Exports Increase Program)
(3) Netback = Adj. EBITDA / Total production volumes

VISTA
ENERGY FOR TOMORROW

09 9 Capex execution in line with 2024 guidance (1) Q1 2024 CASH FLOW EVOLUTION CAPEX $MM $MM 242 212 179 Beginning of period Operating activities Investing activities Financing activities End of period Q1-23 Q4-23 Q1-24 (2) cash position cash flow cash flow cash flow cash position ▪ Operating activities cash flow impacted by temporary increase in working capital of 74 $MM (mainly driven by an oil cargo exported in March, of which revenue was collected in April) and advanced payments for midstream expansions of 24 $MM ▪ Cash flow used in investing activities reflects capex of 242 $MM for the quarter and a 95 $MM decrease in capex-related working capital ▪ Cash flow from financing activities reflects proceeds from borrowings of 96 $MM, partially offset by repayment of borrowings of 45 $MM ▪ Maintained low leverage ratio with NLR at 0.58x Adj. EBITDA (1) Cash is defined as Cash, bank balances and other short-term investments (2) For the purpose of this graph, Cash flow from financing activities is the sum of: (i) Cash flow from financing activities for 32.9 $MM; (ii) Effect of exposure to changes in the foreign currency rate of cash and cash equivalents and other financial results for (13.8) $MM; and (iii) the variation in Government bonds for 3.2 $MM

10 Closing remarks Delivered 14% y-o-y Strong execution of drilling and production growth on a pro completion activity: delivered forma basis, driven by shale (1) 11 tie-ins during the quarter oil growth Oil realized price continues to On track to deliver on 2024 improve; 57% of oil sales guidance for production and volumes sold at export parity Adj. EBITDA prices during the quarter ACTIVITY Contracted a third drilling rig to add 4-8 new wells to our 2024 plan, targeting to deliver Q4-24 GUIDANCE production above 85 Mboe/d, and providing flexibility to accelerate our strategic plan as of 2025 UPDATE (1) Pro forma production reflects production net of assets transferred to Aconcagua on March 1, 2023 (shows production as if the transaction had occurred on March 1, 2022)

THANKS! Q&A